Filed in the Office of	Business Number **E41162952024-3**
[signature]	Filing Number **20244116294**
Secretary of State State Of Nevada	Filed On **06/10/2024 14:53:43 PM**
	Number of Pages **6**

ARTICLES OF INCORPORATION OF CRAZ

ARTICLE I
Name of Entity

The name of the Corporation is Crazy Pita Corp.

ARTICLE II
Address of Business

The business address of the Corporation is:

Crazy Pita Corp
2225 Village Walk Drive, Ste. 175
Henderson, NV 89052

ARTICLE III
Registered Agent for Service of Process

The name and address of the initial registered agent for service of process of the Corporation is:

Howard & Howard Attorneys PLLC
3800 Howard Hughes Pkwy., #1000
Las Vegas, NV 89169

Howard & Howard Attorneys PLLC is a commercial registered agent in the State of Nevada.

ARTICLE IV
Names and Addresses of the Board of Directors

The initial Board of Directors of the Corporation is comprised of the following persons:

1. Mehdi Zarhloul
   2225 Village Walk Drive, Ste. 175
   Henderson, NV 89052

ARTICLE V
Purpose

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under Chapter 78 of Nevada Revised Statute.

ARTICLE VI
Authorized Shares

The Corporation is authorized to issue shares of capital stock to be designated, respectively, "Class A Common Stock," and "Class B Common Stock." The total number of shares of capital stock that the Corporation is authorized to issue is 70,000,000 shares, of which 50,000,000 shares, par value $0.001, are designated as Class A Common Stock (the "***Class A Common Stock***"), and 20,000,000 shares, par value $0.001, are designated as Class B Common Stock (the "***Class B Common Stock***"). Collectively, the Class A Common Stock and Class B Common Stock are the "***Common Stock***."

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ARTICLE VII
Rights, Powers, Privileges, Restrictions, and Limitations of Common Stock

The rights, powers, privileges, restrictions, and limitations associated with each class of the corporation's common stock are as follows:

A. CLASS A COMMON STOCK

1. <u>Voting</u>. Each holder of Class A Common Stock, as such, shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such shareholder on all matters that are submitted for a shareholder vote (whether at a meeting or in lieu of a meeting by written consent).

2. <u>Additional Restrictions</u>. Except where prohibited by NRS Chapter 78, the shares of Class A Common Stock may, from time-to-time, be subject to certain restrictions and obligations as are set forth in the Corporation's Bylaws and/or in a shareholder agreement entered into by the holders of the Class A Common Stock and the Corporation.

B. CLASS B COMMON STOCK

1. <u>Non-Voting</u>. Except as otherwise required by the NRS Chapter 78, shares of the Class B Common Stock shall have no voting powers and the holders thereof, as such, shall not be entitled to vote on any matters that are submitted for a shareholder vote (whether at a meeting or in lieu of a meeting by written consent).

2. <u>Equal Status</u>. Except as provided by the NRS Chapter 78 or as otherwise provided herein, the Class B Common Stock shall in all other respects carry the same rights and privileges as Class A Common Stock (including in respect of dividends and distributions upon any dissolution, liquidation, or winding up of the Corporation) and be treated the same as Class A Common Stock (including in any merger, consolidation, share exchange, reclassification, or similar transaction); *provided, however*, that if the Corporation shall in any manner split, subdivide, or combine (including by way of a dividend payable in shares of Class A Common Stock or Class B Common Stock) the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided, or combined in the same manner proportionately and on the same basis per share; *provided, further*, that no dividend payable in Class A Common Stock shall be declared on the Class B Common Stock, and no dividend payable in Class B Common Stock shall be declared on the Class A Common Stock, but instead, in the case of a stock dividend, each class of capital stock shall receive such dividend in like-kind stock.

3. <u>Additional Restrictions</u>. Except where prohibited by the NRS Chapter 78, the shares of Class B Common Stock may from time-to-time be subject to certain restrictions and obligations as are set forth in the Corporation's Bylaws and/or in a shareholder agreement entered into by the holders of the Class B Common Stock and the corporation.

ARTICLE VIII
Term

The Corporation shall have perpetual existence.

ARTICLE IX
Elections

Elections of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE X
Number of Directors

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation, and may be amended from time to time in accordance with the provisions set forth in the Bylaws.

ARTICLE XI
Amendment

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE XII
Indemnification

1.   To the fullest extent permitted by NRS Chapter 78, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If NRS Chapter 78 is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by NRS Chapter 78, as so amended. Neither any amendment nor repeal of this Section 1, nor the adoption of any provision of the Corporation's Articles of Incorporation or Bylaws inconsistent with this Section 1, shall eliminate or reduce the effect of this Section 1, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section 1, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

2.   The Corporation shall have the power to indemnify, to the extent permitted by NRS Chapter 78, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*"), by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. A right to indemnification or to advancement of expenses arising under a provision of these Articles of Incorporation or a Bylaw of the Corporation shall not be eliminated or impaired by an amendment to these Articles of Incorporation or the Bylaws of the Corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

DocuSigned by:

Mehdi Zarhloul

CEDB4962D5214CE...

Incorporator, Director, President

(*End of Articles*)

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